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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Technical Olympic USA, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

878483106

(Cusip Number)

Patricia M. Petersen, Esq.
4000 Hollywood Boulevard, Suite 500 N
Hollywood, Florida 33021
(954) 364-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 9 Pages

CUSIP No. 878483106			Page 2 of 9

1.	Name of Reporting Person: Technical Olympic (UK) Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

2

CUSIP No. 878483106			Page 3 of 9

1.	Name of Reporting Person: Technical Olympic S.A.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Greece

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 25,278,787 shares

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 25,278,787 shares

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,278,787 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 90.64%

14.	Type of Reporting Person (See Instructions): OO

3

CUSIP NO. 878483106	13D	Page 4 of 9 Pages

     This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on December 27, 1999 and amended on February 14, 2000 and February 11, 2003 by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC. The purpose of this Amendment is to remove Technical Olympic, Inc. and Technical Olympic (UK) PLC (which has been converted to Technical Olympic (UK) Limited) as Reporting Persons and to update the holdings of Technical Olympic S.A.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is hereby amended in its entirety to read as follows:

(a)	Name of Person(s) Filing this Statement (the “Reporting Person”):

Technical Olympic S.A. is publicly traded on the Athens Stock Exchange and Mr. Konstantinos Stengos owns more than 5% of its outstanding stock.

(b)	Business Address of Reporting Person:

Technical Olympic S.A. 20 Solomou Street Ano Kalamaki Athens, Greece 17456

(c)  Technical Olympic S.A. is engaged principally in infrastructure and real estate development in Greece and other European countries and, indirectly through the Issuer, in the United States.

(d)  None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(f)  Citizenship of Reporting Person: Greece

     Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of Technical Olympic S.A. is set forth on Schedule A attached hereto.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to add the following:

     In a restructuring transaction, all of the shares of Technical Olympic, Inc. were sold by Technical Olympic (UK) Limited to Technical Olympic S.A. Technical Olympic, Inc. was then merged with and into TOI, LLC, a newly formed wholly-owned subsidiary of the Issuer. As part of the merger, Technical Olympic S.A. acquired the shares of Common Stock previously held by Technical Olympic, Inc. As a result of the transaction, Technical Olympic, Inc. and Technical Olympic (UK) Limited no longer beneficially own any of the shares of Common Stock and the separate corporate existence of Technical Olympic, Inc. ceased.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

CUSIP NO. 878483106	13D	Page 5 of 9 Pages

     On November 3, 2003, the Issuer filed a registration statement on Form S-1 with the SEC registering the proposed sale of 2,500,000 shares of Common Stock by Technical Olympic S.A. in an underwritten offering. In addition, Technical Olympic S.A. granted the underwriters an option to purchase up to an additional 675,000 shares of Common Stock within 30 days from the completion of the initial offering to cover over-allotments.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

     Technical Olympic S.A. is the beneficial owner of 25,278,787 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 27,889,036 shares of Common Stock outstanding, represents 90.64% of the outstanding shares of Common Stock.

     Except as set forth below, none of the persons identified on Schedule A beneficially own any Common Stock:

Name	Number of Shares	Percent

Konstantinos Stengos	25,000	09%

Mr. Stengos has the sole power to vote and dispose of the shares of Common Stock he beneficially owns.

     (b)  The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

     (c)  Except as set forth below, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days:

Trade Date	Price	Number of Shares

October 1, 2003	$27.58	10,000
September 30, 2003	$27.50	2,000
September 25, 2003	$27.50	1,000
September 24, 2003	$27.50	2,000
September 23, 2003	$27.50	1,000
September 19, 2003	$27.50	2,000
September 17, 2003	$27.50	2,000
September 16, 2003	$27.65	5,000

All of such transactions were open market sales effected through brokers by Technical Olympic, Inc. prior to the merger.

     (d)  There is no other person that is known to have the right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above.

     (e)  On the date the restructuring became effective, October 30, 2003, Technical Olympic, Inc. and Technical Olympic (UK) Limited ceased to beneficially own any shares of Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following:

1.     Joint Filing Agreement.

CUSIP NO. 878483106	13D	Page 6 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2003

TECHNICAL OLYMPIC (UK) LIMITED

By: /s/ Konstantinos Stengos

Name: Konstantinos Stengos Title: Director

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 13, 2003

TECHNICAL OLYMPIC S.A.

By: /s/ Konstantinos Stengos

Name: Konstantinos Stengos Title: Managing Director

CUSIP NO. 878483106	13D	Page 7 of 9 Pages

SCHEDULE A

Board of Directors and Executive Officers of Technical Olympic S.A.

Name, Business Address and Position
With Technical Olympic S.A.	Present Principal Occupation or Employment	Citizenship

Konstantinos Stengos 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 President and Managing Director	President and Managing Director of Technical Olympic S.A.	Greece

Andreas Stengos 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 General Manager and Director	General Manager and Director of Technical Olympic S.A.	Greece

Zoi Stengou 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 General Manager – Representative	General Manager — Representative of Technical Olympic S.A.	Greece

George Stangos 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Vice President	Vice President of Technical Olympic S.A.	Greece

Marianna Stengou 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director and Manager – Human Resources and MIS	Director and Manager — Human Resources and MIS of Technical Olympic S.A.	Greece

Konstantinos Lampos 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Technical Manager	Technical Manager of Technical Olympic S.A.	Greece

Nikolaos Stathakis 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director and Manager — Real Estate	Director and Manager — Real Estate of Technical Olympic S.A.	Greece

Konstantinos Rizopoulos 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director and Chief Financial Officer	Director and Chief Financial Officer of Technical Olympic S.A.	Greece

Konstantinos Lyrigos 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Construction Manager	Construction Manager of Technical Olympic S.A.	Greece

Athanassios Klapadakis 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director (Non-executive)	Director (Non-executive) of Technical Olympic S.A.	Greece

CUSIP NO. 878483106	13D	Page 8 of 9 Pages

Name, Business Address and Position
With Technical Olympic S.A.	Present Principal Occupation or Employment	Citizenship

George Bassas 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director (Non-executive)	Director (Non-executive) of Technical Olympic S.A.	Greece

Stephanos Tsotsos 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director (Non-executive	Director (Non-executive) of Technical Olympic S.A.	Greece

Alexandros Papaioannou 20 Solomou Street Ano Kalamaki, Athens, Greece 17456 Director (Non-executive)	Director (Non-executive) of Technical Olympic S.A.

     None of the persons identified in this Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the persons identified in this Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

CUSIP NO. 878483106	13D	Page 9 of 9 Pages

Exhibit 99.1

JOINT FILING STATEMENT

     Each of the undersigned agrees that (i) the statement on Amendment No. 3 to Schedule 13D relating to the Common Stock, par value $.01 per share, of Technical Olympic USA, Inc. has been filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: November 13, 2003	TECHNICAL OLYMPIC (UK) LIMITED

By: /s/ Konstantinos Stengos

Name: Konstantinos Stengos Title: Director

Date: November 13, 2003	TECHNICAL OLYMPIC S.A.

By: /s/ Konstantinos Stengos

Name: Konstantinos Stengos Title: Managing Director